UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 15, 2012

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2012 RESULTS

$3.3 Million Non-GAAP Operating Income; Highest Net Margin in Six Years

MIGDAL HAEMEK, Israel – November 15, 2012 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended September 30, 2012.

Highlights of the Third Quarter 2012

•	Revenues of $23.7 million;
•	Non-GAAP operating income of $3.3 million; GAAP operating income of $3.1 million;
•	Non-GAAP net income of $3.1 million; GAAP net income of $2.4 million;
•	Non-GAAP operating margin of 14.0% and non-GAAP net margin of 13.0%, at the highest levels since 2006; and
•	Positive operating cash flow of $3.8 million and quarter-end cash, cash equivalents and short-term deposits at $25.3 million.

Roy Porat, Camtek’s Chief Executive Officer, commented, “We are very pleased with our third quarter results, showing revenues coming in as expected, with high operating and net margins - in line with our long-term target business model. We believe our current strong results are a good indication of our longer term potential, despite the recent weakness that we have seen in our end-markets.”

Continued Mr. Porat, “Given the global macroeconomic concerns, our industry as a whole sees increased uncertainty ahead, particularly in the semiconductor segment and we see cautious purchase patterns from our customers. Hence, for the fourth quarter we expect revenues to come in between $15-18 million.  In order to address this, we are taking steps to reduce our cost base and breakeven point.”

Third Quarter 2012 Financial Results

Revenues for the third quarter of 2012 were $23.7 million. This is a decrease of 20% compared to $29.7 million in the third quarter of 2011 and a decrease of 5% compared with $25.0 million in the prior quarter. These trends are mainly attributable to the overall market condition.

Gross profit on a GAAP basis in the quarter totaled $11.4 million (48.1% of revenues). This is compared with $13.5 million (45.5% of revenues) in the third quarter of 2011 and $12.1 million (48.2% of revenues) in the prior quarter.

Gross profit on a non-GAAP basis in the quarter totaled $11.5 million (48.5% of revenues). This is compared with $13.6 million (45.9% of revenues) in the third quarter of 2011 and $12.2 million (48.6% of revenues) in the prior quarter.

Operating income on a GAAP basis in the quarter was $3.1 million (13.2% of revenues). This is compared with operating income of $4.0 million (13.4% of revenues) in the third quarter of 2011 and operating income of $3.3 million (13.0% of revenues) in the prior quarter.

Operating income on a non-GAAP basis in the quarter was $3.3 million (14.0% of revenues). This is compared to non-GAAP operating income of $4.1 million (14.1% of revenues) in the third quarter of 2011 and operating income of $3.4 million (13.8% of revenues) in the prior quarter.

Net income on a GAAP basis in the quarter totaled $2.4 million (10.0% of revenues), or $0.08 per diluted share. This is compared with a net income of $2.6 million (8.9% of revenues), or $0.09 per diluted share in the third quarter of 2011 and net income $2.3 million (9.1% of revenues), or $0.08 per share in the prior quarter.

Net income on a non-GAAP basis, in the quarter was $3.1 million (13.0% of revenues), or $0.10 per diluted share. This is compared with net income of $3.4 million (11.0% of revenues), or $0.11 per diluted share in the third quarter of 2011 and net income of $3.0 million (11.9% of revenues) or $0.10 per share in the prior quarter.

Cash and cash equivalents and short-term deposits as of September 30, 2012 were $25.3 million ($18.6 million net of bank loans) compared with $21.6 million ($15.7 million net of bank loans), as of June 30, 2012. The company reported a positive operating cash flow of $3.8 million.

Conference Call

Camtek will host a conference call today, November 15, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses. and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2012	2011
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	19,155	22,185
Short-term deposits	6,160	4,100
Accounts receivable, net	27,085	25,451
Inventories	26,714	24,355
Due from affiliates	617	388
Other current assets	4,321	3,357
Deferred tax asset	110	110

Total current assets	84,162	79,946

Fixed assets, net	14,273	14,577

Long term inventory	2,711	1,954
Deferred tax asset	132	132
Other assets, net	304	304
Intangible assets, net *	4,052	4,191
Goodwill	3,653	3,653

	10,852	10,234

Total assets	109,287	104,757

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	4,160	3,000
Accounts payable – trade	10,967	6,773
Long term bank loans – current portion	1,700	1,700
Other current liabilities	18,361	21,568

Total current liabilities	35,188	33,041

Long term liabilities
Long term bank loans	817	2,092
Liability for employee severance benefits	686	652
Other long term liabilities *	9,071	9,039
	10,574	11,783

Total liabilities	45,762	44,824

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, 31,986,005 issued as September 30, 2012 and 31,810,340 as of December 31, 2011, outstanding 29,893,629 as of September 30, 2012 and 29,717,964 as of December 31, 2011	133	133
Additional paid-in capital	61,323	61,014
Accumulated income	3,967	684
	65,423	61,831
Treasury stock, at cost (2,092,376 as of September 30, 2012 and December 31, 2011)	(1,898)	(1,898)

Total shareholders' equity	63,525	59,933

Total liabilities and shareholders' equity	109,287	104,757

(*)	Relates to Printar and SELA acquisitions

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	66,928	85,924	23,717	29,676	107,028
Cost of revenues	35,815	46,582	12,309	16,167	59,588

Gross profit	31,113	39,342	11,408	13,509	47,440

Research and development costs	9,894	10,888	3,249	3,528	14,077
Selling, general and administrative	* 15,950	18,715	5,027	6,016	24,341
Expenses
	25,844	29,603	8,276	9,544	38,418

Operating income	5,269	9,739	3,132	3,965	9,022

Financial expenses, net	(1,574)	(1,811)	(588)	(1,034)	(2,900)

Income before income
taxes	3,695	7,928	2,544	2,931	6,122

Income tax	(412)	(667)	(170)	(297)	(744)

Net income	3,283	7,261	2,374	2,634	5,378

Net income per ordinary share:

Basic	0.11	0.25	0.08	0.09	0.18

Diluted	0.11	0.24	0.08	0.09	0.18

Weighted average number of
ordinary shares outstanding:

Basic	29,834	29,561	29,893	29,705	29,577

Diluted	30,024	30,012	30,008	29,998	30,009

  (*)           Including income of approximately 1 million dollars related to a settlement with a former service provider of the company.

Camtek Ltd.
Reconciliation of GAAP to Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	3,283	7,261	2,374	2,634	5,378

Acquisition of Sela and Printar related expenses (1)	1,781	1,732	611	594	2,377
Inventory write –downs (2)	-	-	-	-	685
Share-based compensation	308	361	103	126	416
Shelf registration expenses	94	-	-	-	-
Non-GAAP net income	5,466	9,354	3,088	3,354	8,856

Non –GAAP net income per share , basic and diluted	0.18	0.31	0.10	0.11	0.30

Gross margin on GAAP basis	46.5%	45.8%	48.1%	45.5%	44.3%
Reported gross profit on GAAP basis	31,113	39,342	11,408	13,509	47,440

Acquisition of Sela and Printar related expenses (1)	225	239	75	79	331
Inventory write –downs (2)	-	-	-	-	685
Share-based compensation	75	82	25	29	97
Non- GAAP gross margin	46.9%	46.2%	48.5%	45.9%	45.4%
Non-GAAP gross profit	31,413	39,663	11,508	13,617	48,553

Reported operating income attributable to Camtek Ltd. on GAAP basis	5,269	9,739	3,132	3,965	9,022
Acquisition of Sela and Printar related expenses (1)	225	239	75	79	331
Inventory write-downs (2)	-	-	-	-	685
Share-based compensation	308	361	103	126	416
Shelf registration expenses	94	-	-	-	-
Non-GAAP operating income	5,896	10,339	3,310	4,170	10,454

(1)
During the three and nine months ended September 30, 2012 and 2011 and the twelve months ended December 31, 2011, the Company recorded acquisition expenses of $0.6 million, $1.8 million, $0.6 million, $1.7 million and $2.4 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0 million, $0.01 million, $0.02 million and $0.02 million, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.5 million, $1.6 million, $0.5 million, $1.5 million and $2.0 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.07 million, $0.23 million, $0.07 million, $0.22 million and $0.3 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three months and nine months ended September 30, 2012 and 2011, and the twelve months ended December 31, 2011, the Company recorded inventory write down in the amount of $0 million, $0 million, $0 million, $0 million, and $0.7 million, respectively.